EXHIBIT 2.1

ACQUISITION AGREEMENT

THIS AGREEMENT dated as of October 5, 2004

AMONG:

4246659 Canada Inc., a corporation incorporated under the laws of Canada

(the “Purchaser”)

OF THE FIRST PART,

AND:

KRONOS INCORPORATED, a corporation incorporated under the laws of The Commonwealth of Massachusetts

(“Purchaser Parent”)

OF THE SECOND PART,

AND:

AD OPT TECHNOLOGIES INC., a corporation incorporated under the laws of Canada

(the “Company”)

OF THE THIRD PART.

         WHEREAS the boards of directors of each of Purchaser Parent and the Purchaser has approved this Agreement and the transactions contemplated hereby;

         AND WHEREAS the board of directors of the Company (the “Board”) has approved this Agreement and the transactions contemplated hereby;

         AND WHEREAS the Purchaser has, concurrently with the execution of this Agreement, entered into an agreement with Crescendo Partner II, L.P. Series T which provides, among other things, that Crescendo Partner II, L.P. Series T will deposit under the Offer all Common Shares beneficially owned, either directly or indirectly, by it, including any Common Shares issuable upon the exercise of currently outstanding stock options or other rights granted by the Company to acquire Common Shares (collectively the “Shares”), subject only to certain exceptions set forth in such agreement;

         AND WHEREAS certain capitalized terms in this Agreement have the meanings ascribed thereto in this Agreement or in Schedule A, as appropriate;

        NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby Purchaser Parent, the Purchaser and the Company hereby agree as follows:

ARTICLE I
THE OFFER

1.1      Covenants of Purchaser Parent and the Purchaser

(a)	Timing – Purchaser Parent agrees to cause the Purchaser to make an offer (the “Offer”) on the terms set forth in Schedule B to all holders and for 100% of the Shares at a price of $6.25 per share as promptly as reasonably practical after the date hereof but in any event not later than October 20, 2004 (the “Offer Deadline”).

(b)	Offer Documents – Purchaser Parent and the Purchaser shall prepare the Offer, the take-over bid circular and the related letter(s) of transmittal and notice(s) of guaranteed delivery (collectively, the “Offer Documents”) with respect to the Offer in both English and French in compliance with all applicable provincial securities laws, rules and regulations and published policies thereunder (collectively, the “Securities Laws”). Prior to being mailed to holders of record of Shares (the “Shareholders”) and to holders of securities carrying the right to purchase Shares and filed with the Securities Authorities (as hereinafter defined), the Company and its counsel shall be given an opportunity to review the Offer Documents, which shall be delivered in accordance with the notice provisions of Section 6.3, and comment thereon. Purchaser Parent and the Purchaser shall provide the Company with a final copy of the Offer Documents to be mailed to all Shareholders prior to the mailing to Shareholders. Purchaser Parent shall cause the Purchaser to file the Offer Documents on a timely basis with the appropriate securities commissions and other regulatory authorities in Canada (the “Securities Authorities”). The Offer Documents, when filed with the Securities Authorities and mailed to the Shareholders, shall contain all information that is required to be included therein in accordance with the Securities Laws, and shall in all material respects comply with the requirements of the Securities Laws. The terms of the Offer shall comply with the terms of this Agreement. In making the Offer, Purchaser Parent and the Purchaser shall comply in all material respects with the provisions of the Securities Laws.

1.2      Approval of the Company

(a)	The Company hereby represents and warrants that the Board, after consultation with its advisers, by a resolution of such Board, and upon receiving the recommendation of the Special Committee of the Board, has unanimously: (i) determined that the Offer, including the price per Share offered pursuant to the Offer, is fair to the holders of the Shares and that this Agreement and the transactions contemplated hereby are in the best interests of the Company; (ii) approved this Agreement and the transactions contemplated hereby; and (iii) resolved to recommend that the Shareholders accept the Offer and tender their Shares to the Purchaser.

(b)	Subject to Section 4.4, the Company (i) shall prepare and make available to Purchaser Parent and the Purchaser, for mailing by the Purchaser, concurrently with the Offer Documents, sufficient copies of a directors’ circular (together with all amendments, supplements and exhibits thereto, the “Directors’ Circular”) in English and in French, which shall reflect the determinations and recommendation referred to in Section 1.2(a) together with a fairness opinion of TD Securities Inc. and (ii) shall take all reasonable action to support the Offer. The Company shall comply in all material respects with all Securities Laws in respect of the Offer. Prior to being mailed to Shareholders and filed with the Securities Authorities, Purchaser Parent, the Purchaser and their counsel shall be provided with a copy of the Directors’ Circular for their review and comment thereon, which shall be delivered in accordance with the notice provisions of Section 6.3. Each of Purchaser Parent and the Purchaser, on the one hand, and the Company, on the other hand, agrees to provide the other and their respective counsel in writing with any written comments, notices or communications either of them or their respective counsel may receive from the Securities Authorities with respect to the Offer, the Offer Documents and the Directors’ Circular promptly after the receipt of such comments.

ARTICLE II
REPRESENTATIONS AND WARRANTIES
OF PURCHASER PARENT AND THE PURCHASER

         Purchaser Parent and the Purchaser hereby jointly and severally (solidarily) represent and warrant to the Company that:

2.1      Corporate Organization

         Each of Purchaser Parent and the Purchaser is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has all necessary corporate power, authority, capacity and right to enter into this Agreement and complete the transactions contemplated by this Agreement.

2.2      Authority; Enforceability of Agreement

         Each of Purchaser Parent and the Purchaser has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of Purchaser Parent and the Purchaser, the performance by them of their respective obligations hereunder, and the consummation by them of the transactions contemplated hereby have been duly and validly authorized and no other corporate proceedings on the part of Purchaser Parent or the Purchaser are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Purchaser Parent and the Purchaser and, assuming the due and valid authorization, execution, and delivery of this Agreement by the Company, constitutes a legally valid and binding agreement enforceable by the Company against them in accordance with its terms, subject, however, to the usual limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings and the availability of equitable remedies.

2.3      Conflicting Provisions

         Neither Purchaser Parent nor the Purchaser is, and at the date of the Offer and the Effective Time will not be, a party to, bound or affected by or subject to, and none of their respective properties or assets are, and at the date of the Offer and the Effective Time none will be, bound or affected by or subject to, any agreement, charter or by-law provision, statute, regulation, judgment, order, decree, Law, note, bond, mortgage, indenture, contract, lease, license, permit, franchise or other instrument or obligation that would be violated, contravened, breached by, or under which default would occur as a result of, or that would give to others any rights of termination, amendment, acceleration or cancellation of, or result in any loss of any benefit, or the creation of any Lien on any of the properties or assets of Purchaser Parent or the Purchaser as a result of, the execution and delivery of this Agreement, the performance of their respective obligations hereunder, and the consummation of the transactions contemplated hereby and which default, violation, contravention or breach would materially impair or would prevent them from consummating the transactions contemplated hereby.

2.4      Consents

         No consent, waiver, approval, authorization, permit, exemption, registration, licence or declaration of or by, or filing (other than pursuant to the Securities Laws) with, or notification to any domestic, foreign or supranational government or subdivision thereof, administrative, governmental or regulatory authority, agency, commission, court, tribunal or body or self-regulatory organization or any elected or appointed official (each, a “Governmental Entity”) is required to be made or obtained by Purchaser Parent or the Purchaser in connection with: (i) the execution and delivery by them of this Agreement; (ii) the consummation by them of any of the transactions contemplated hereby; or (iii) the performance by them of any of their obligations hereunder, and except for any consent, waiver, approval, authorization, exemption, registration, licence, declaration, filing or notification, of which the failure to have, make or receive, individually or in the aggregate, would not prevent them from consummating the transactions contemplated hereby.

2.5      Sufficient Funds

         The Purchaser currently has in place adequate arrangements to ensure that the required funds are available to effect payment of all Shares deposited under the Offer.

2.6      Ownership of Shares

         The Purchaser, together with its associates and affiliates, is the registered or beneficial owner of, or directly or indirectly exercises control or direction over, no Shares. No Person is acting jointly or in concert with Purchaser Parent or the Purchaser in connection with the Offer. In addition, neither Purchaser Parent nor the Purchaser has entered into an agreement or made arrangements of any kind to acquire Shares (other than as contemplated in this Agreement).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company hereby represents and warrants to Purchaser Parent and the Purchaser that:

3.1      Corporate Organization

         The Company is a company duly incorporated and validly existing under the CBCA. Each of the Company’s Subsidiaries is a corporation or other business entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Each of the Company and each of its Subsidiaries, to the extent applicable, (a) has all necessary corporate power, authority, capacity and right (i) to enter into this Agreement, (ii) to complete the transactions contemplated hereby, (iii) to own, operate or lease its properties and assets, and (iv) to carry on its business as it is now being conducted and (b) is duly qualified or licensed to do business, and is in good standing, in each jurisdiction in which the nature of its business or the properties and assets owned, operated or leased by it makes such qualification, licensing or good standing necessary, except where the failure to have such power or authority, or the failure to be so qualified, licensed or in good standing, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Data Room contains a complete and correct copy of the articles of incorporation and the by-laws or comparable organizational documents, each as amended to the date hereof, of the Company and each of its Subsidiaries. The Company is not in default under, or in violation of, its articles of incorporation or by-laws, and each of its Subsidiaries is not in violation of its comparable organizational documents.

3.2      Capitalization; Subsidiaries

(a)	The authorized Share Capital of the Company consists only of an unlimited number of Shares. The rights and privileges of the Shares are set forth in the Company’s articles of incorporation, as amended and/or restated to the date hereof, heretofore provided to the Purchaser. As of the date hereof, there are 10,916,606 Shares issued and outstanding. As at the date hereof, up to a maximum of 1,092,533 Shares may be issued pursuant to outstanding share option entitlements. The Data Room contains information with respect to the holders of all outstanding Company share options and the number, exercise prices, and expiration dates of each grant to such holders. All the outstanding Shares are, and all Shares that may be issued pursuant to the exercise of outstanding Company share options will, when issued in accordance with the respective terms of the applicable share options, be, duly authorized, validly issued, fully paid and non-assessable and are not and will not be subject to or issued in violation of any pre-emptive rights. There are no bonds, debentures, notes or other Indebtedness having voting rights (or convertible into securities having such rights) in respect of the Company or any of its Subsidiaries (“Voting Debt”), whether issued by the Company or any of its Subsidiaries, issued and outstanding. Except as described in the fourth sentence of this Section 3.2(a), there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating the Company or any of its Subsidiaries to issue, transfer, or sell, or to cause to be issued, transferred, or sold, any shares of the Share Capital or Voting Debt of, or other equity interest in, the Company or any of its Subsidiaries or securities or obligations of any kind convertible into or exchangeable for any shares of the Share Capital or Voting Debt of, or other equity interest in, the Company, any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment, nor is there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of the Company or any of its Subsidiaries. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of the Share Capital of any of its Subsidiaries. No Subsidiary of the Company owns any Shares. There are no registration rights, and there is no rights agreement, “poison pill” anti-takeover plan or other agreement or understanding to which the Company or any of its Subsidiaries is a party or by which it or they are bound with respect to the Share Capital of the Company or any of its Subsidiaries.

(b)	3911357 Canada Inc., Total Care Technologies PTY Ltd. and Total Care Technologies International Inc., are all the Subsidiaries of the Company. All outstanding shares of the Share Capital in each Subsidiary: (i) are owned, directly or indirectly, by the Company free and clear of all pledges, claims, liens, charges, mortgages, hypothecs, assignments, conditional sales, encumbrances or security interests of any kind or nature whatsoever (whether statutory or otherwise) (collectively, “Liens”); (ii) have been duly authorized and validly issued and are fully paid and non-assessable; and (iii) are free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such Share Capital or other ownership interests) that would prevent the Purchaser from operating the business of such Subsidiary immediately after the Effective Time in materially the same manner as operated on the date hereof. Other than the Subsidiaries of the Company or as set forth on Schedule 3.2(b), the Company does not own or control, directly or indirectly, any equity interest in any Person.

3.3      Authority; Enforceability of Agreement

         The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by the Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid authorization, execution, and delivery of this Agreement by the Purchaser and Purchaser Parent, constitutes a legally valid and binding agreement enforceable by the Purchaser and Purchaser Parent against the Company in accordance with its terms, subject, however, to the usual limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings and the availability of equitable remedies.

3.4      Conflicting Provisions

         Neither the Company nor any of its Subsidiaries is a party to, bound or affected by or subject to, and none of their properties or assets is, and at the date of the Offer and the Effective Time none will be, bound or affected by or subject to, any agreement, charter or by-law provision, statute, regulation, judgment, order, decree, Law, note, bond, mortgage, indenture, contract, lease, license, permit, franchise or other instrument or obligation that would be violated, contravened, breached by, or under which default would occur as a result of, or that would give to others any rights of termination, amendment, acceleration or cancellation of, or result in any loss of any benefit, or the creation of any Lien on any of the properties or assets of the Company or any of its Subsidiaries as a result of, the execution and delivery of this Agreement, the performance of the Company’s obligations hereunder, and the consummation of the transactions contemplated hereby and, with respect only to all such defaults, violations, contraventions, and breaches other than those of any charter or by-law provision, which default, violation, contravention or breach would constitute a Material Adverse Effect or would prevent the Company from consummating the transactions contemplated hereby.

3.5      Consents

         No consent, waiver, approval, authorization, permit, exemption, registration, licence or declaration of or by, or filing (other than pursuant to the Securities Laws) with, or notification to any Governmental Entity is required to be made or obtained by the Company in connection with: (i) the execution and delivery by the Company of this Agreement; (ii) the consummation by the Company of any of the transactions contemplated hereby; or (iii) the performance by the Company of any of its obligations hereunder, except for any consent, waiver, approval, authorization, permit, exemption, registration, licence, declaration, filing or notification, of which the failure to have, make or receive, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

3.6      Public Disclosure

(a)	The Company has complied in all material respects with its obligations to file all forms, reports, statements, schedules, proxy statements, certifications, and documents required to be filed by the Company with the Securities Authorities since January 1, 2001 (as they have been amended since the time of their filing, and including any documents filed as exhibits, annexes or schedules thereto, collectively, the “Reports”), and complete and correct copies of all such Reports are available to the Purchaser through public sources. Each Report complied in all material respects with the applicable requirements of the Securities Laws, as in effect on the date so filed. None of such Reports (including any financial statements, schedules, documents or exhibits included or incorporated by reference therein) or any other document, as of the date of filing pursuant to the Securities Laws and of any amendment or supplement and, in the case of any proxy statement, at the date mailed to shareholders and at the date of the meeting, contained any misrepresentation (as defined in the QSA).

(b)	The audited consolidated financial statements of the Company (including any related notes thereto) for the fiscal year ended December 31, 2003 and the unaudited consolidated financial statements for the fiscal interim periods ended March 31 and June 30, 2004 (collectively, the “Financial Statements”), which have previously been furnished to the Purchaser and are included in the Reports, have been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries at the dates thereof and the consolidated results of its operations and changes in cash flows for the periods indicated.

(c)	The management of the Company has disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Board any fraud known to management of the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d)	Except where same would not result in a Material Adverse Effect, since December 31, 2003, neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(e)	Except as and to the extent set forth on the consolidated balance sheet of the Company and its Subsidiaries at June 30, 2004, including the notes to the financial statements of the Company for its fiscal period then ended, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in the notes thereto prepared in accordance with Canadian generally accepted accounting principles, except for liabilities or obligations incurred in the ordinary course of business consistent with past practice since June 30, 2004 that would not reasonably be expected to constitute, individually or in the aggregate a Material Adverse Effect.

3.7      Absence of Changes

         From December 31, 2003 to the date hereof, except as set forth in the Reports:

(a)	there has not been any Material Adverse Effect; and

(b)	the businesses of the Company and each of its Subsidiaries have been conducted only in the ordinary course of business consistent with past practice.

         Except as set forth on Schedule 3.7, since two business days prior to the date hereof, there has been not any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 4.1.

3.8      Absence of Litigation

         There are no suits, claims, grievances, actions, proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any properties, assets or rights of the Company or any of its Subsidiaries, before any Governmental Entity or arbitrator, that: (i) individually or in the aggregate constitute or would reasonably be expected to constitute a Material Adverse Effect; or (ii) seek to delay or prevent the consummation of the transactions contemplated hereby, and as to each of the foregoing, to the knowledge of the Company, there are no bases or grounds on which such a suit, claim, action, proceeding or investigation could be commenced with a reasonable likelihood of success. As of the date hereof, neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is or are subject to any order, writ, judgment, injunction, decree, determination or award which would, individually or in the aggregate, constitute or would reasonably be expected to constitute a Material Adverse Effect or that could prevent or delay the consummation of the transactions contemplated hereby.

3.9      Environmental

         Except as would not reasonably expected to have a Material Adverse Effect:

(a)	the Company, its Subsidiaries, and their operations, activities, equipment, buildings, immoveables and the properties they own, lease, occupy or have the custody of, including the Leased Premises, have at all times during the time owned, leased, occupied or having been under the custody of the Company or its Subsidiaries, been and are currently in compliance with all Environmental Laws;

(b)	the Company and its Subsidiaries have obtained and hold all Environmental Permits required for their operations and activities; each Environmental Permit is valid and in force and the operations and activities of the Company and its Subsidiaries are in compliance with the conditions set out in the Environmental Permits; the Company does not have any knowledge of any grounds for revocation, change, expiry or annulment of any Environmental Permits;

(c)	the Company, its Subsidiaries, and their respective employees, agents, directors and officers have never been declared guilty of committing an offence for a violation of Environmental Laws and have never been imposed a fine or have never otherwise settled such a prosecution;

(d)	to the knowledge of the Company, there are no Contaminants in, on or under the equipment, buildings, immoveables or properties owned, leased, occupied by or under the custody of the Company and its Subsidiaries, including the Leased Premises, the presence of which was caused by the Company or any of its Subsidiaries and constitutes a violation of Environmental Laws;

(e)	to the knowledge of the Company, the waste, residual materials, effluents and air emissions generated by the operations or the activities of the Company and its Subsidiaries have at all time been and are treated, stored, handled, disposed of, Released, transported and eliminated in accordance with all Environmental Laws;

(f)	the Company and its Subsidiaries have not received any written or oral notice or request for information in the context of any environmental federal, provincial, regional or municipal investigation or inspection;

(g)	to the knowledge of the Company, there is no underground or aboveground storage tank in, on or under the Leased Premises, the presence of which would constitute a violation of Environmental Laws;

(h)	to the knowledge of the Company, there are no PCBs, asbestos, urea formaldehyde, methane, ozone-depleting substances, lead-based paint, radon, mould or radioactive substances in, on or under the equipment, buildings, immoveables or properties owned, leased or occupied by or under the custody of the Company and its Subsidiaries, including the Leased Premises, the presence of which would constitute a violation of Environmental Laws; and

(i)	there is no action, order, decision, directive, declaration, decree, judgment, suit or proceeding, pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries, or their respective employees, agents, shareholders, directors and officers, or involving the Company, the Subsidiaries or their assets, by or before any tribunal, commission, agency or any Governmental Entity (including Environment Canada, Transport Canada, Fisheries and Oceans Canada, the Ministry of the Environment (Quebec) and the Ministry of Natural Resources (Quebec)) alleging violation of Environmental Laws, and to the knowledge of the Company, there is no event or fact based on which such action, order, decision, directive, declaration, decree, judgment, suit or proceeding may be instituted.

3.10      Owned and Leased Real Properties

(a)	Neither the Company nor any Subsidiary currently owns, nor has owned during the last two years, any real property.

(b)	The Data Room contains all leases, accepted offers to lease, amendments, extensions, agreements and other documents related thereto (collectively “Company Leases”) and the location of the premises (the “Leased Premises”) subject to the Company Leases. Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any other party to any Company Lease, is in default, nor with the giving of notice, the lapse of time or the happening of any other event or condition, will be in default, under any of the Company Leases, except where the existence of such defaults, individually or in the aggregate, has not had, and would not reasonably be expected to have a Material Adverse Effect. Each of the Company Leases creates a good and valid leasehold estate in the property thereby demised, is in full force and effect and is enforceable in accordance with its terms and shall not cease to be in full force and effect as a result of the transactions contemplated by this Agreement, except to the extent any failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Company, all of the covenants to be performed by any other party under the Company Leases have been fully performed, except for any failure to perform that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries leases, subleases or licenses any real property to any Person other than the Company and its Subsidiaries.

3.11      Material Contracts

(a)	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and except as disclosed in the Data Room or otherwise made available to the Purchaser or as permitted pursuant to Section 4.1 and except for currency exchange contracts entered into by the Company, which as of September 30, 2004 totalled US$2,500,000 at an average rate of 1.3481 Canadian dollars expiring between October 2004 and January 2005, neither the Company nor any of its Subsidiaries is a party to or bound by (i) any agreement relating to the incurring of indebtedness by the Company or any of its Subsidiaries for borrowed money in an amount in excess in the aggregate of $250,000 (collectively, “Instruments of Indebtedness”), (ii) any “material contract” (as such term is used in Section 12.2 of National Instrument 51-102-Continuous Disclosure Obligations), (iii) any agreement that involves expenditures in excess of $150,000, (iv) any non-competition or exclusive dealing agreement, or any other agreement or obligation that purports to limit or restrict in any respect (A) the ability of the Company or its Subsidiaries to solicit customers, (B) the ability of any non-Subsidiary affiliate of the Company to solicit customers, or (C) the manner in which, or the localities in which, all or any portion of the business of the Company and its Subsidiaries or, following consummation of the transactions contemplated by this Agreement, the Purchaser and its Subsidiaries, is or would be conducted, (v) any customer contract having a value of at least $200,000 over a twelve-month period, (vi) any joint venture or partnership agreement, (vii) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business, (viii) any contract or agreement providing for any payments of at least $100,000 individually or $250,000 in the aggregate that are conditioned, in whole or in part, on a change of control of the Company or any of its Subsidiaries, (ix) a contract containing a “most favoured nation” clause or other term providing preferential pricing or treatment to a third party, and (x) a contract containing a “change of control” provision that would be triggered by the transactions contemplated by this Agreement, including a provision that would require the consent or approval of a third party or would trigger a default as a result of the transactions contemplated by this Agreement (the agreements, contracts and obligations listed in clauses (i) through (x) being referred to herein as “Material Contracts”).

(b)	Each Material Contract is valid and binding on the Company (or, to the extent a Subsidiary of the Company is a party, such Subsidiary) and, to the knowledge of the Company, any other party thereto, and each Material Contract is in full force and effect except when such failure would not have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in breach or default under any Material Contract or is aware of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any Subsidiary of the Company knows of, or has received notice of, any breach or default under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Except as would not reasonably be expected to have a Material Adverse Effect, prior to the date hereof, the Company has made available to the Purchaser true and complete copies of all Material Contracts.

(c)	Except as disclosed in the Data Room, there are no provisions in any Instrument of Indebtedness that provide any restrictions on the repayment of the outstanding Indebtedness thereunder of at least $100,000, or that require that any financial payment of at least $100,000 (other than payment of outstanding principal and accrued interest), be made in the event of the repayment of the outstanding Indebtedness thereunder prior to expiration. For purposes of this Agreement, “Indebtedness” of a Person shall mean (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes and similar instruments, (iii) all leases of such Person capitalized in accordance with Canadian generally accepted accounting principles, and (iv) all obligations of such Person under sale-and-lease back transactions, agreements to repurchase securities sold and other similar financing transactions.

3.12      Employee Benefit Plans

(a)	Neither the Company nor its Subsidiaries has or has had in place a pension plan.

(b)	The Data Room contains a list identifying all material Employee Benefit Arrangements and all Material Employment Agreements and, except where the same would not result in a Material Adverse Effect:

(i)	all of the Employee Benefit Arrangements are and have been established, registered, qualified, invested and administered, in all material respects and to the extent required, in accordance with their terms and all Laws. Neither the Company, any of its Subsidiaries, nor, to the knowledge of the Company, any agent or delegate of any of the foregoing has breached any fiduciary obligation with respect to the administration or investment of any Employee Benefits Arrangement. Except as disclosed in the Data Room, the Company may unilaterally amend or terminate, in whole or in part, each Employee Benefits Arrangement subject only to approvals required by Laws;

(ii)	all obligations regarding the Employee Benefit Arrangements, including contribution obligations, have been satisfied; there are no outstanding defaults or violations by any party to any Employee Benefit Arrangement; and no penalties, contributions or fees are owing or exigible under or in respect of any Employee Benefit Arrangement. Except as disclosed in the Data Room, no commitments to improve or otherwise amend any Employee Benefit Arrangement have been made by the Company or any of its Subsidiaries (as applicable) except as required by applicable Laws;

(iii)	no Employee Benefit Arrangement is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and to the knowledge of the Company, there exists no state of facts that could reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration of any Employee Benefit Arrangements required to be registered;

(iv)	no insurance policy or any other agreement affecting any Employee Benefits Arrangement requires or permits a retroactive increase in contributions, premiums or other payments due thereunder. The level of insurance reserves under each insured Employee Benefit Arrangement is reasonable and sufficient to provide for all incurred but unreported claims;

(v)	except as disclosed in the Data Room, to the knowledge of the Company, no employee or former employee (or beneficiary of either) of the Company or any of its Subsidiaries is now, or after completing additional service or applying at a future date will be, entitled to receive any benefits (other than benefits under any pension or retirement plans), including death or medical benefits (whether or not insured) beyond retirement or other termination of employment, other than as applicable Law requires; and

(vi)	except as disclosed in the Data Room, to the knowledge of the Company, no Employee Benefit Arrangement contains any provision or is subject to any Law that would accelerate or vest any benefit or require severance, termination or other payments or trigger any liabilities as a result of the transactions this Agreement contemplates; and, subject to Section 4.8, no payments under any Employee Benefit Arrangement would, individually or collectively, be nondeductible under applicable Law.

3.13      Labour and Employees

(a)	The Data Room contains with respect to all directors, officers and employees earning an annual base salary of at least $100,000 and Significant Independent Contractors working for the Company or any of its Subsidiaries, whether actively at work or not, a list of their salaries, wage rates, commissions, consulting fees, positions and status as full time or part time employees. For purposes of this Section 3.13(a), “Significant Independent Contractor” means an independent contractor who is either an individual or the sole person employed by an entity and who provides services for which, in the 12 month period ending on August 31, 2004, such independent contractor is paid more than $100,000.

(b)	No employees of the Company or of any of its Subsidiaries are represented by any labour union or any collective bargaining organization. No labour organization or group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the knowledge of the Company, threatened to be brought or filed, with the Commission des Relations du travail de Quebec (the Quebec Labour Relations Board) or any other labour relations Governmental Entity nor has there been any such events in the last three years.

(c)	With respect to employees of the Company and its Subsidiaries, except as would not reasonably be expected to have a Material Adverse Effect or as disclosed in the Data Room, the Company and its Subsidiaries comply and have complied with all Laws relating to employees, employment, and employment practices, terms and conditions of employment and wages and hours, including any such Law relating to employment standards, vacation pay, overtime pay, occupational health and safety, pay equity, employment equity, employment discrimination, workers’ compensation, family and medical leave, and immigration, and no claims or investigations are pending or, to the Company’s knowledge, threatened with respect to such Law or agreements, either by private individuals or by Governmental Entities.

(d)	There is not now, nor within the past three years has there been, any unfair labour practice complaint against the Company or any of its Subsidiaries pending or, to the Company’s knowledge, threatened, before the Commission des Relations du travail de Quebec (the Quebec Labour Relations Board) or any other comparable Governmental Entity or any workers’ council, except where the same would not result in a Material Adverse Effect.

(e)	There are no outstanding loans made by the Company or any of its Subsidiaries to any director, officer, or independent contractor (for greater certainty, travel advances or advances against commissions of less than $20,000 are not considered as a loan for the purposes of this paragraph).

3.14      Intellectual Property and Confidentiality

(a)	The Data Room contains, all patents, patent applications, trademark registrations and trademark applications, service mark registrations and service mark applications, certification mark registrations and certification mark applications, copyright registrations and copyright registration applications, domain names, mask works registrations and mask works registration applications, both domestic and foreign, that are owned by the Company or any of its Subsidiaries (collectively, “Registered Intellectual Property”), in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, names of all registrant(s) and current registered owner(s), as applicable. The Data Room also contains (i) any inter partes proceedings or actions before any court, tribunal (including the United States and Canadian Patent and Trademark Offices), Internet registration authority or equivalent authority anywhere in the world related thereto and (ii) the date on which such registrations will expire or by which time the rights therein will have to be renewed or extended to prevent expiration, lapse or other loss. The Registered Intellectual Property and all other material computer software, source codes, trade secrets, trademarks, trade names, service marks, certification marks, copyrights, know-how, methods, processes, procedures, apparatus, equipment, industrial property, discoveries, inventions, patent disclosures, designs, drawings, plans, specifications, engineering data, manuals, development projects, research and development work in progress, technology or other proprietary rights or confidential information, whether foreign or domestic, that are owned by the Company or any of its Subsidiaries are referred to as the “Owned Intellectual Property.” Except as disclosed in the Data Room, the Company and its Subsidiaries own all right, title and interest in and to the Owned Intellectual Property validly and beneficially, free and clear of all material Liens, with the sole and exclusive right to use the same, subject to those licenses granted to others by the Company or any of its Subsidiaries and disclosed in the Data Room. The names of all joint owners of any jointly owned Owned Intellectual Property are disclosed in the Data Room. The Registered Intellectual Property (i) has been duly filed in a timely manner and recorded in the name of the Company or its Subsidiaries; (ii) is in full force and effect; (iii) has been prosecuted diligently; and (iv) has not been used or enforced or failed to be used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any registration, application and/or filing related thereto. The Company and Subsidiaries have complied with their duty of candour and disclosure to the United States and Canadian Patent and Trademark Offices and any relevant foreign patent office with respect to all patent applications filed by or on behalf of the Company or any of its Subsidiaries (the “Patent Applications”) and have made no material misrepresentation in the Patent Applications. Except as disclosed in the Data Room, the Company and its Subsidiaries have no knowledge of any information, including any prior art, which would impact the patentability or enforceability of any Registered Intellectual Property.

(b)	The Data Room contains a list of (i) all material licenses, assignments and other transfers of rights or interests (including any covenants not to asserts rights) in or to Owned Intellectual Property granted to others by the Company or any of its Subsidiaries, other than “shrinkwrap” license agreements, and (ii) all material licenses, assignments and other transfers of rights or interests in or to patents, patent applications, trademark registrations and trademark applications, service mark registrations and service mark applications, certification mark registrations and certification mark applications, copyright registrations and copyright registration applications, domain names, mask works registrations, mask works registration applications, computer software, source codes, trade secrets, trademarks, trade names, service marks, certification marks, copyrights, know-how, methods, processes, procedures, apparatus, equipment, industrial property, discoveries, inventions, patent disclosures, designs, drawings, plans, specifications, engineering data, manuals, development projects, research and development work in progress, technology or other proprietary rights or confidential information, whether foreign or domestic, granted to the Company or any of its Subsidiaries by others, other than as granted pursuant to the Company’s or its Subsidiaries’ purchase of products or services in the ordinary course of business or software programs that are licensed to the Company or any of its Subsidiaries in the ordinary course of business pursuant to license agreements (such items in this clause (ii), “Licensed Intellectual Property,” and, together with the Owned Intellectual Property, the “Intellectual Property”). None of the Intellectual Property is subject to termination or cancellation or change in its terms or provisions as a result of this Agreement or the transactions contemplated by this Agreement.

(c)	To the knowledge of the Company, except as disclosed in the Data Room, there is no unauthorized use, infringement or misappropriation of any Intellectual Property. The Intellectual Property constitutes all the intellectual property necessary or appropriate to conduct the businesses of the Company and its Subsidiaries as presently conducted in all material respects, and upon consummation of the transactions contemplated by this Agreement, the Purchaser and its Subsidiaries shall (i) have good, valid and, except as disclosed in the Data Room, unencumbered title to all Owned Intellectual Property and (ii) have valid right to use all Licensed Intellectual Property to the same extent such Licensed Intellectual Property and Owned Intellectual Property are currently used in the businesses of the Company and its Subsidiaries. All Licensed Intellectual Property is being used by the Company and its Subsidiaries only pursuant to the agreements disclosed in the Data Room; the Company or its Subsidiaries have paid, if applicable, all royalties, costs and expenses relating thereto; and neither the Company nor its Subsidiaries are in default under said agreements except where such failure to pay or default would not reasonably be expected to have individually or in the aggregate, a Material Adverse Effect.

(d)	Except as disclosed in the Data Room, no claim has been asserted or, to the knowledge of the Company, is threatened by any Person nor does the Company have knowledge of any valid ground for any bona fide claims (i) to the effect that the manufacture, sale, offer for sale, importation or use of any trademark, service mark, certification mark, domain name, product, service or process as used (currently or in the past) or offered or proposed for manufacture, use, offer for sale, importation or sale by the Company infringes, misappropriates, violates, dilutes or constitutes the unauthorized use of any copyright, trade secret, patent, trademark, tradename or other intellectual property right of any Person, except where such assertion or threat would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or (ii) challenging the ownership, scope, validity or enforceability of any Intellectual Property. The Company has provided or made available to the Purchaser complete and accurate copies of all written documentation in the possession of the Company or any of its Subsidiaries related to any asserted or threatened claim or dispute concerning Owned Intellectual Property.

(e)	No Intellectual Property is subject to any Law or agreement restricting in any manner the licensing, assignment or other transfer, use or enforceability thereof by the Company. Except as disclosed in the Data Room or in the ordinary course of business, the Company has not entered into any agreement to indemnify any other Person against any charge of infringement of any intellectual property. The Company and its Subsidiaries have the exclusive right to file, prosecute and maintain all applications and registrations with respect to the Owned Intellectual Property.

(f)	Each employee of the Company and each Subsidiary and each independent contractor of the Company and each Subsidiary has executed valid and binding written agreements expressly assigning to the Company or a Subsidiary all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice in the course of such employee’s employment or such independent contractor’s work for the Company or the relevant Subsidiary, and all intellectual property rights therein, and has waived all moral rights therein to the extent legally permissible.

(g)	(i) The Company and each of its Subsidiaries has the right to use all trade secrets, customer lists, hardware designs, programming processes, source codes, databases, software and other information required for its products, services or its business as presently conducted or contemplated; (ii) the Company and each of its Subsidiaries has taken all reasonable measures to protect and preserve the security and confidentiality of its trade secrets and other confidential information; (iii) to the knowledge of the Company, all trade secrets and other confidential information of the Company or its Subsidiaries are not part of the public domain or knowledge, nor, to the knowledge of the Company, have they been misappropriated by any Person having an obligation to maintain such trade secrets or other confidential information in confidence for the Company or its Subsidiaries; (iv) to the knowledge of the Company, no employee or contractor of the Company or any of its Subsidiaries has used any trade secrets or other confidential information of any other Person in the course of their work for the Company or any such Subsidiary; and (v) except as disclosed in the Data Room, no university, government agency (whether federal or state) or other organization that has sponsored research and development conducted by the Company or any of its Subsidiaries has any claim of right to or ownership of or other encumbrance upon any of the Owned Intellectual Property.

(h)	No Intellectual Property of the Company or any of its Subsidiaries or product, technology or service of the Company or any of its Subsidiaries is subject to any inter partes proceeding or outstanding decree, order, judgment, settlement agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by the Company or such Subsidiary. No (i) product, technology, service or publication of the Company or any of its Subsidiaries, or (ii) material published or distributed by the Company or any statement of the Company or any of its Subsidiaries, constitutes false advertising or otherwise violates any applicable Law or regulation.

(i)	As used herein, “Open Source Materials” shall mean all software or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution model, including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD Licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License. Neither the Company nor any Subsidiary has (i) incorporated any Open Source Materials into, or combined Open Source Materials with, any products or services offered by the Company or any of its Subsidiaries to its customers, (ii) distributed Open Source Materials in connection with any product or services offered by the Company or any of its Subsidiaries, or (iii) used Open Source Materials in such a way that such incorporation, distribution or use (with respect to either clause (i), (ii) or (iii) above) (A) creates, or purports to create, obligations for the Company or a Subsidiary with respect to software developed or distributed by the Company or a Subsidiary or (B) grants, or purports to grant, to any third party any rights or immunities under intellectual property rights. Without limiting the generality of the foregoing, neither the Company nor any Subsidiary has used any Open Source Materials in such a way that such use requires, as a condition of use, modification and/or distribution of such Open Source Materials, that other software incorporated into, derived from or distributed with such Open Source Materials be (1) disclosed or distributed in source code form, (2) licensed for the purpose of making derivative works, or (3) redistributable at no charge.

3.15      Tax Matters

(a)	Definitions. For purposes of this Agreement, the following definitions shall apply:

(i)	The term “Taxes” shall mean (A) any taxes, charges, fees, levies or other assessments, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, provincial, state, municipal, local or foreign government or any agency or political subdivision of any such government or any other Governmental Entity, which taxes shall include, without limiting the generality of the foregoing, capital taxes, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and withholding taxes, unemployment and employment insurance contributions, social insurance taxes, Canada Pension Plan and Provincial Pension Plan contributions, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, environmental taxes, customs duties, transfer taxes, property taxes, license taxes, capital stock taxes, workers’ compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing; and (B) any liability for the payment of any amounts of the type described in clause (A) above as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability of a predecessor entity.

(ii)	The term “Returns” shall mean all reports, estimates, declarations of estimated Tax, information statements, elections, returns, and other information and documents relating to, or required to be supplied or filed in connection with, any Taxes.

(b)	Returns Filed and Taxes Paid. All material Returns required to be filed by or on behalf of the Company and each of its Subsidiaries have been filed on a timely basis, and all such Returns are true, complete and correct in all material respects and have been prepared in compliance with all applicable laws; all Taxes and instalments of Taxes due and payable by the Company and each of its Subsidiary have been paid in full on a timely basis.

(c)	Tax Reserves. The Company has provided adequate reserves for any material Tax liability of the Company and each of its Subsidiaries, including for income taxes and related deferred taxes, in conformity with generally accepted accounting principles applicable in Canada. Since June 30, 2004, the Company and each of its Subsidiaries have only incurred liabilities for Taxes in the usual, ordinary and regular course of business and consistent with past practice.

(d)	Additional Tax Matters. Each of the Company and its Subsidiaries has duly and timely withheld and paid or remitted all material Taxes required to have been withheld and paid or remitted. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Return or for the payment of any Tax. There are no material Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure to pay any Tax. To the knowledge of the Company, there is no assessment, reassessment, claim or dispute concerning any material Tax liability of the Company or its Subsidiaries. All Returns required to be filed by or with respect to the Company or any of its Subsidiaries through the year 2002 have been assessed by the Canada Revenue Agency or any other appropriate taxing authority in any other relevant jurisdiction. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any Return of the Company or any of its Subsidiaries. Neither the Company nor its Subsidiaries has been notified of any pending, proposed or threatened audit or investigation of its Tax returns and no audits are currently underway, except as disclosed.

(e)	Tax Attributes. All research and development investment tax credits (“ITCs”) were claimed by the Company in accordance with the Income Tax Act (Canada) and the relevant provincial legislation (“Tax Legislation”) and the available ITCs carry forward for the purposes of Tax Legislation is accurately reflected in the Returns, provided that any failure to so claim the ITC or to so accurately reflect the ITCs carry forward would not result in a Material Adverse Effect on the Company.

3.16      Compliance with Laws

         Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)	each of the Company and its Subsidiaries holds all permits, registrations, clearances, franchises, authorizations, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for it to own, lease or operate its properties and assets and to carry on its business in the manner currently conducted in all respects (the “Permits”);

(b)	no Person other than the Company or its Subsidiary owns or has any proprietary, financial or other interest (direct or indirect) in any of the Permits;

(c)	each of the Company and its Subsidiaries is in compliance in all respects with the terms of the Permits, and all such Permits are in full force and effect; and

(d)	the businesses and operations of the Company and its Subsidiaries have been and are being conducted in compliance in all respects with all Laws.

3.17      Information

         None of the information supplied by the Company specifically for inclusion or incorporation by reference in any document to be filed with any Governmental Entity or distributed to the Company’s shareholders in connection with the transactions contemplated by this Agreement (the “Other Filings”) will, at the respective times filed with the Governmental Entity and at the date of any amendment or supplement and at the time of distribution to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to statements made therein based on information regarding the Purchaser supplied by the Purchaser in writing specifically for inclusion or incorporation by reference therein. All such Other Filings will comply as to form with the provisions of all applicable Laws.

3.18      Insurance

(a)	Except where such failure or default would not have a Material Adverse Effect, (i) each of the Company and its Subsidiaries maintain all forms of insurance as are reasonable in amount and scope in light of the nature of their business and operations; (ii) each of such policies and other forms of insurance is in full force and effect on the date hereof; (iii) all premiums with respect thereto due and payable on or prior to the Effective Time have been paid or will be paid prior to the Effective Time, and no written (or to the knowledge of the Company other) notice of cancellation or termination has been received with respect to any such policy; (iv) the Company and each of its Subsidiaries have complied with the provisions of each of such policies under which it is the insured party; and (v) all material claims under such policies have been filed in a timely fashion.

(b)	During the last two years, no insurer under any of the policies referred to in the immediately preceding paragraph has cancelled or generally disclaimed liability under any such policy or indicated any intent to do so or not to renew any such policy.

3.19      Customers, Suppliers, Distributors, and Sales Representatives

         Except as has not had and would not reasonably be expected to have a Material Adverse Effect, the Company has not received any notice that any customer, supplier, distributor or sales representative intends to cancel, terminate or otherwise materially modify or not renew its relationship with the Company or any Subsidiary, and, to the Company’s knowledge, no such action has been threatened.

3.20      Product Recalls

         Except as disclosed in the Data Room, the Company does not have knowledge of any pattern or series of claims against the Company or any of its Subsidiaries that reasonably could be expected to result in a generalized product recall relating to products sold by the Company or any of its Subsidiaries, regardless of whether such product recall is formal, informal, voluntary or involuntary, nor has there been any generalized product recall during the last three years.

3.21      Assets

         One or more of the Company and its Subsidiaries owns or leases all tangible assets necessary for the conduct of their businesses as presently conducted. Except for Liens registered in connection with credit facilities granted by the Royal Bank of Canada as lender in favour of the Company and/or any Subsidiary prior to the entering into of the Credit Facilities (which credit facilities the Company represents have been terminated and pursuant to which no amounts are owing), and except as disclosed in the Data Room, all of such tangible assets are owned free and clear of all material Liens, except (a) Liens permitted or required under the Credit Facilities, (b) those reflected or reserved against in the latest balance sheet of the Company included in the Reports, (c) taxes not in default and payable without penalty and interest, and (d) other Liens that individually or in the aggregate do not have a Material Adverse Effect. Except where the same would not have a Material Adverse Effect, the tangible assets of the Company and its Subsidiaries, taken as a whole, (i) are free from material defects, (ii) have been maintained in material accordance with normal industry practice, and (iii) are in good operating condition and repair (subject to normal wear and tear).

3.22      Government Contracts

         Neither the Company nor any of its Subsidiaries has been suspended or debarred from bidding on contracts or subcontracts with any Governmental Entity (“Government Contracts”); no such suspension or debarment has been initiated or, to the knowledge of the Company, threatened; and the consummation of the transactions contemplated by this Agreement will not result in any such suspension or debarment. Neither the Company nor any of its Subsidiaries has been audited or investigated nor is it now being audited in connection with any Government Contract or, to the knowledge of the Company, investigated by any Governmental Entity or any prime contractor with a Governmental Entity nor, to the knowledge of the Company, has any such audit or investigation been threatened.

3.23      Brokers

         Except for the engagement of TD Securities Inc., none of the Company, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement. On or prior to the date hereof, the Company has delivered to the Purchaser complete and correct copies of (a) the Company’s engagement letter with TD Securities Inc., including all amendments and modifications thereto and all related agreements, with information relating to the calculation of certain brokerage fees, commissions or finder’s fees redacted, and (b) a document evidencing that approximately $640,000 is owing to TD Securities Inc. pursuant to the engagement letter referred to herein, based on a price of $6.25 per Share and assuming the taking up of the Shares by the Purchaser in accordance with the terms hereof.

ARTICLE IV
COVENANTS

4.1      Conduct of Business of the Company

         The Company covenants and agrees that, during the period from the date of this Agreement to the time (the “Effective Time”) the Shares are taken up by the Purchaser as contemplated herein unless Purchaser Parent or the Purchaser shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement or as set forth on Schedule 4.1:

(a)	the Company shall, and shall cause each of its Subsidiaries to, conduct its and their respective business only in and not take or omit to take any action except in, the usual, ordinary and regular course of business and consistent with past practice, or as may be required in order to comply with the terms of this Agreement;

(b)	the Company shall, and shall cause each of its Subsidiaries to:

(i)	use its commercial reasonable efforts to preserve intact its business operation, business organization and goodwill, to keep available in all material respects the services of its officers and employees as a group and to preserve the goodwill of those having business relationships with it, including maintaining satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

(ii)	not take any action, (A) that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time if then made, (B) that would be reasonably likely to result in any of the conditions set forth in Schedule B to not be satisfied or (C) that would be reasonably likely to result in a violation of any provision of this Agreement; and

(iii)	promptly notify the Purchaser orally and in writing of any Material Adverse Effect that becomes known to the Company;

(c)	the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly do or permit to occur any of the following, whether directly or indirectly:

(i)	issue, sell, pledge, lease, dispose of, grant of any interest in, encumber or agree to issue, sell, pledge, lease, dispose of, grant any interest in or encumber (or permit any of its Subsidiaries to issue, sell, pledge, lease, dispose of, grant any interest in, encumber or agree to issue, sell, pledge, lease, dispose of, grant any interest in or encumber):

(A)	any additional shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of the Share Capital of the Company or any of its Subsidiaries (other than pursuant to the exercise of share option entitlements currently outstanding), or

(B)	any assets of the Company or any of its Subsidiaries (except for (i) sales of product licenses and inventory in the ordinary course of business and (ii) sales and other dispositions of equipment and other personal property not required in running the current business operations of the Company and having an aggregate acquisition cost not in excess of $100,000);

(ii)	amend or propose to amend the articles of incorporation, by-laws or other comparable organizational documents of the Company or those of any of its Subsidiaries;

(iii)	split, combine or reclassify any outstanding Shares, or declare, set aside or pay any dividend or other distribution payable in cash, share, property or otherwise with respect to the Shares or other securities of the Share Capital of the Company or any of the Company’s non-wholly-owned Subsidiaries or take or authorize any action in order to implement any of the foregoing;

(iv)	redeem, purchase or offer to purchase (or permit any of its Subsidiaries to redeem, purchase or offer to purchase) any Shares or other securities of the Share Capital of the Company or any of its Subsidiaries except to satisfy legally binding commitments existing as of the date of this Agreement;

(v)	acquire or agree to acquire (by merger, amalgamation, acquisition of share or assets or otherwise) any Person, corporation, partnership or other business organization or division or, except in the ordinary course of business consistent with past practice, any assets having an aggregate acquisition cost not in excess of $150,000;

(vi)	(A) incur, commit to incur any Indebtedness or issue any debt securities or amend the terms and conditions of any existing Indebtedness, except for the borrowing of working capital in the ordinary course of business consistent with past practice, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (including any Indebtedness), (C) pay, discharge or satisfy any liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with their terms, (D) make any loans, advances or capital contributions to, or investments in, any other Person, except for loans, advances, capital contributions or investments between any wholly-owned Subsidiary of the Company and the Company or another wholly-owned Subsidiary of the Company or (E) cancel or forgive any Indebtedness owed to the Company or any of its Subsidiaries;

(vii)	commit to make any capital expenditures, or enter into any agreement obligating the Company or its Subsidiaries to make capital expenditures, exceeding $400,000 in the aggregate;

(viii)	(A) pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding brought by any current, future, former or purported holder of any securities of the Company in connection with the transactions contemplated by this Agreement or the Offer prior to the Effective Time or (B) pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than (x) any such payment, discharge, settlement or compromise that involves solely a monetary payment not in excess of $125,000 individually or $250,000 in the aggregate or (y) any settlement, in the ordinary course of business consistent with past practice, of customer warranty claims consistent with the Company’s warranty claim policies in effect as of the date hereof;

(ix)	(A) other than in the ordinary course of business consistent with past practice, terminate, modify, renew or waive any material provision of any Material Contract other than normal renewals of such Material Contracts without materially adverse changes, additions or deletions of terms, or (B) enter into or renew any agreement, contract, lease, license or other binding obligation of the Company or any of its Subsidiaries (i) containing (1) any limitation or restriction on the ability of the Company or any of its Subsidiaries to engage in any type of activity or business, (2) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or any of its Subsidiaries is or would be conducted, or (3) any limit or restriction on the ability of the Company or any of its Subsidiaries to solicit customers or employees, (ii) that would reasonably be expected to materially delay or prevent the consummation of the Offer or any of the transactions contemplated by this Agreement, (iii) that involves or would reasonably be expected to involve payments by the Company or any of its Subsidiaries in excess of $250,000 annually or $500,000 in the aggregate over the term of the contract and that is not terminable within 30 days of the Effective Time without additional payment, or (iv) that, if effective as of the date hereof, would have been a Material Contract, other than in the ordinary course of business;

(x)	except in the ordinary course of business consistent with past practice, make or change any Tax elections (unless required by applicable Law), file any amended Return, enter into any closing agreement, settle or compromise any material liability with respect to Taxes, agree to any adjustment of any Tax attribute, file any claim for a refund of Taxes or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment; and

(xi)	change in any material respect its Tax or financial accounting methods (or underlying assumptions), principles or practices affecting its assets, liabilities or business, in each case, in effect on the date hereof, except as required by changes in Canadian generally accepted accounting principles or regulatory accounting principles;

(d)	the Company shall not, and shall cause each of its Subsidiaries to not (otherwise than as may be contemplated in Section 4.10):

(i)	except in each case as may be required by Law, enter into or modify any Employee Benefit Arrangements with, any officers, directors, or employees of the Company or any Subsidiary or grant any bonuses, salary increases, severance or termination pay to, any officers or directors of the Company other than (A) pursuant to agreements in effect (without amendment) on the date hereof; or (B) pursuant to Section 4.8(b)(v), or

(ii)	in the case of the employees who are not officers or directors of the Company, take any action other than in the ordinary course of business consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary increases or with respect to any increase of benefits payable otherwise than pursuant to agreements, policies or arrangements in effect (without amendment) on the date hereof;

(e)	the Company shall use its commercial reasonable efforts to not permit its or its Subsidiaries’ current insurance (or re-insurance) policies to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; and

(f)	the Company shall not, and shall not permit its Subsidiaries to, agree to take, make any commitments to take, or adopt any resolutions of its board of directors in support of any of the actions prohibited by this Section 4.1.

4.2      Board of Directors

         Provided that at least a majority of the outstanding Shares on a fully-diluted basis are acquired pursuant to the Offer, if requested by the Purchaser, the Company shall as soon as practicable following the first take-up of the Shares pursuant to the Offer, cause all the directors (and members of each committee of the Board and members of the board of directors of each Subsidiary as may be requested by the Purchaser) of the Company identified by written notice given to the Company in accordance with Section 6.3 to resign and these persons to be replaced by persons designated or selected by the Purchaser.

4.3      Access to Information

         Subject to the mutual non-disclosure and confidentiality agreement dated April 14, 2004 between Purchaser Parent and the Company (the “Confidentiality Agreement”) (and to which the Purchaser hereby agrees to be bound as if it were signatory thereto), following the Offer, the Company and each of its Subsidiaries shall afford the officers, employees, auditors and other agents of Purchaser Parent, reasonable access at reasonable times to the offices and facilities, as necessary for the Purchaser to plan the integration process, of the Company and each of its Subsidiaries and to their books and records, and shall furnish Purchaser Parent and such other Persons with such financial, operating and other data and information as Purchaser Parent, through its Executive Vice President and Chief Financial and Administrative Officer, may from time to time reasonably request in writing.

4.4      No Solicitation

(a)	The Company shall not, directly or indirectly, through any officer, director, employee, representative or agent of the Company or any of its Subsidiaries or any of its affiliates, solicit, encourage, or knowingly facilitate (including by way of furnishing information or negotiating or entering into any form of agreement, arrangement or understanding) the initiation of a Transaction Proposal, participate in any discussions or negotiations regarding any Transaction Proposal, or otherwise cooperate in any way with, or assist or participate in, knowingly facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing, withdraw or modify, or propose to do so, the approval of the Board relating to the transactions contemplated hereby in a manner adverse to the Purchaser, or approve or recommend any Transaction Proposal or enter into any agreement related to any Transaction Proposal; provided that nothing contained in this Section 4.4 or other provisions of this Agreement shall prevent the Board from (i) complying with Section 134 and following of the QSA and similar provisions of the Securities Laws of each of the other provinces and territories of Canada or from calling and holding a meeting of the holders of Common Shares requisitioned by such shareholders pursuant to Section 143 of the CBCA or (ii) taking such actions as the Board reasonably determines are required in the exercise of its fiduciary duties to respond to an unsolicited bona fide written Transaction Proposal that the Board determines in good faith (after consultation with its financial advisors and outside legal counsel and taking into account (A) all of the terms of such proposal and this Agreement, (B) the likelihood of consummation of the transactions contemplated in such proposal, and (C) the advice of outside counsel to the effect that the Board is required to do so in order to discharge properly its fiduciary duties) would, if consummated in accordance with its terms, result in a transaction more favourable to the shareholders of the Company from a financial point of view than the transaction contemplated by this Agreement (any such Transaction Proposal being referred to herein as a “Superior Proposal”); provided, further, that no Transaction Proposal shall be deemed a Superior Proposal if any such Transaction Proposal is not fully financed or reasonably likely to be fully financed.

(b)	The Company shall immediately cease and cause to be terminated any existing discussions or negotiations with any parties other than the Purchaser with respect to any potential Transaction Proposal. The Company agrees not to release any third party from any confidentiality or standstill agreement to which the Company and such third party is a party, or consent to a Transaction Proposal thereunder except as expressly contemplated in this Agreement (provided that the Company may release a third party from any standstill obligation if the Company reasonably believes that such release is reasonably likely to lead to a Superior Proposal being made by such third party following such release), and shall take reasonable steps to enforce such agreement. The Company shall immediately cease to provide any other party with access to information concerning the Company and request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with the Company relating to any potential Transaction Proposal and shall use all commercial reasonable efforts to ensure that such requests are honoured.

(c)	The Company shall immediately notify the Purchaser of (i) any proposal or inquiry it or any of its Subsidiaries receives, or of which it or any of its Subsidiaries becomes aware, that the Company reasonably believes could lead to a bona fide Transaction Proposal or (ii) any written request for information relating to the Company or any of its Subsidiaries or for access to the properties, books or records, of the Company or any of its Subsidiaries by any Person or entity that informs any member of the Board or the board of directors of any Subsidiary (or any officer or authorized agent or representative of the Company or any of its Subsidiaries) that it is considering making, or has made, a Transaction Proposal. Such notice to the Purchaser shall be made, from time to time, orally and, if requested, in writing and shall indicate such details of the proposal, inquiry or contact known to such Person as the Purchaser may reasonably request.

(d)	If the Company receives a written request for non-public information relating to the Company and/or the Subsidiaries or any of them in connection with a Transaction Proposal or for access to the properties, books or records of the Company and/or the Subsidiaries or any of them from a Person who shall have made or intends to make a Transaction Proposal and the Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the Board is required to do so in order to discharge properly its fiduciary duties and that such proposal, if consummated, in accordance with its terms, is reasonably likely to result in a Superior Proposal, then:

(i)	the Company may, subject to entering into a confidentiality agreement with a third party containing terms no more favourable to such third party than those contained in the Confidentiality Agreement, provide such Person with access to such information; and

(ii)	subject to any restrictions in that regard contained in the Confidentiality Agreement, the Purchaser will be provided with a list of or copies of the information and access to similar information as that provided to such Person, except to the extent such information was already provided or made available to the Purchaser.

(e)	The Company covenants that it will not enter into any agreement regarding any Superior Proposal (a “Proposed Agreement”) (i) unless the Company shall have performed in all respects all covenants to be performed by it under Section 4.4 and (ii) without providing the Purchaser with an opportunity to amend this Agreement and the Offer to provide for at least equivalent financial terms and for the same or equivalent conditions to those offered or included in the Proposed Agreement as determined by the Board acting in good faith and in accordance with its fiduciary duties. In particular, the Company covenants to provide the Purchaser with a copy of any Proposed Agreement within 48 hours of receipt (or at least six business hours during the last two days of the Offer) prior to its proposed execution by the Company and provide the Purchaser with at least three days to amend this Agreement and the Offer. In the event that the Purchaser agrees in writing to amend this Agreement and the Offer to provide for at least equivalent financial terms and for the same or equivalent conditions to those offered or included in the Proposed Agreement as determined by the Board acting in good faith and in accordance with its fiduciary duties, the Company covenants not to enter into the Proposed Agreement.

4.5      List of Holders of Shares

         The Company confirms to Purchaser Parent and the Purchaser and agrees that it shall cause a list of holders of Shares prepared by the Company or the transfer agent(s) of the Company and a list of holders of Options and any other rights, warrants or convertible securities currently outstanding (with full particulars as to the purchase, exercise or conversion price and expiry date) prepared by the Company (as well as a security position listing from each depositary, including The Canadian Depository for Securities Limited) to be delivered to the Purchaser within five business days after execution of this Agreement.

4.6      Further Action; Commercial Reasonable Efforts

         Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its commercial reasonable efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including, to diligently make all required regulatory filings and applications and to obtain all licences, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its Subsidiaries as are necessary for the consummation of the transactions contemplated by this Agreement and to fulfil the conditions to the Offer.

Notwithstanding anything herein to the contrary, neither the Company nor any of its Subsidiaries shall make any agreement or understanding affecting any of the businesses of the Company or any of its Subsidiaries as a condition for obtaining any such licences, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts except with the prior written consent of Purchaser Parent or the Purchaser.

4.7      Regulatory Approvals

         Purchaser Parent agrees to cause the Purchaser to diligently take such reasonable steps as are necessary to satisfy the conditions referred to in Section 3 of Schedule B and shall file all notices in connection therewith as soon as practicable (but not later than ten business days after the date of this Agreement), and shall keep the Company informed with respect to the status of applications for all such approvals, including providing all relevant documentation to the Company to allow it to assess the status of such applications. The Company shall provide its cooperation and assistance to Purchaser Parent or the Purchaser in connection with satisfying such conditions. The Company shall pursue any and all regulatory approvals or other filings reasonably required on the part of the Company with respect to the Offer and shall file all notices in connection therewith as soon as practicable (but not later than ten business days after the date of this Agreement).

4.8      Stock Options

(a)	The Company covenants that, prior to the Effective Time, the Board shall have adopted a resolution, in form and content satisfactory to Purchaser Parent, under Section 3.4 of the Company’s 1999 Stock Option Plan, as amended, pursuant to which the Expiry Date (as such term is defined in such stock option plan) of all outstanding stock options of the Company will be accelerated to immediately after the Effective Time.

(b)	Purchaser Parent and the Purchaser acknowledge and agree that:

(i)	the Board may resolve to permit all persons holding stock options of the Company, which by their terms are otherwise currently exercisable or not, to exercise such stock options concurrent with the expiry of the Offer, including by causing the vesting thereof to be accelerated;

(ii)	the Board may authorize the cancellation of stock options of the Company concurrent with the expiry of the Offer in consideration for cash and/or Shares issued, in each case in lieu of the cash value thereof as agreed to by Purchaser Parent;

(iii)	Purchaser Parent and the Company will agree to tendering arrangements in respect of the Offer in order to facilitate the conditional exercise of the stock options of the Company (including on a “cashless exercise” basis) and tender of the Shares to be issued as a result of such conditional exercise (including providing for the ability of holders of stock options to tender their stock options or to tender Shares on the basis of guaranteed deliveries);

(iv)	(A) holders of stock options of the Company will be permitted to tender Shares issuable thereunder and for such purpose to exercise their stock options, conditional upon the Purchaser taking-up and paying for the Shares under the Offers which stock options shall be deemed to have been exercised concurrently with the take-up of Shares and (B) all Shares that are to be issued pursuant to any such conditional exercise shall be accepted as validly tendered under the Offer, provided that the holders of such stock options indicate that the Shares are tendered pursuant to the Offer and otherwise validly accept the Offer in accordance with their terms with respect to such Shares; and

(v)	the Company is entitled to prepay immediately prior to the Effective Time (i) to the Senior Officers of the Company, all change of control payments that would otherwise become payable upon termination of such employee’s employment with the Company pursuant to such employee’s existing employment arrangements; and (ii) to all other employees, all amounts which will become payable upon the Effective Time pursuant to such employee’s existing retention agreement.

4.9      Confidentiality Agreement

         Purchaser Parent hereby confirms that it remains bound by the terms of the Confidentiality Agreement in accordance with the terms thereof, except to the extent modified hereby and notwithstanding that this Agreement may be terminated for any reason whatsoever.

4.10      Directors’ and Officers’ Insurance

         Purchaser Parent and the Purchaser shall use reasonable efforts to secure and/or continue paying all premiums for directors’ and officers’ insurance coverage for the Company’s current and former directors and officers on a six year “trailing” (or “run off”) basis. If a trailing policy is not available at a reasonable cost (a “reasonable cost” being not greater than the estimated cost of providing the coverage referred to in this and the next sentence), and in any event not greater than $400,000 plus applicable taxes, then from the Effective Time and ending six years after the Effective Time, Purchaser Parent and the Purchaser shall cause the Company or any successor to the Company to maintain the Company’s current directors’ and officers’ insurance policy or an equivalent policy, subject in either case to terms and conditions no less advantageous to the directors and officers of the Company than those contained in the policy in effect on the date hereof for all current and former directors and officers of the Company, covering claims made prior to or within three years after the Effective Time. Further, Purchaser Parent and the Purchaser agree that after the expiration of that six year period, Purchaser Parent and the Purchaser shall use their reasonable efforts to cause such directors and officers to be covered under Purchaser Parent’s then existing directors’ and officers’ insurance policy, provided such coverage can be obtained at a reasonable cost. Notwithstanding the foregoing, Purchaser Parent or the Purchaser may substitute for the foregoing policies of Purchaser Parent or its affiliates containing terms with respect to coverage and amount no less favourable to such directors or officers.

ARTICLE V
TERMINATION, AMENDMENT AND WAIVER

5.1      Termination

         This Agreement shall terminate at the Effective Time and may be earlier terminated at any time prior to the Effective Time:

(a)	by the mutual agreement of Purchaser Parent, the Purchaser and the Company;

(b)	by the Company, Purchaser Parent or the Purchaser if any court of competent jurisdiction or other governmental body located or having jurisdiction within Canada or the United States shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer and such order, decree, ruling or other action is or shall have become final and non-appealable; provided that such right of termination shall not be available to any party if such party shall have failed to make reasonable efforts to prevent or contest the imposition of such injunction or action and such failure materially contributed to such position;

(c)	by the Company, when not in default in the performance of its material obligations under this Agreement, if: (i) the Offer has not been made by the Offer Deadline; (ii) the Offer (or any amendment thereto other than as specifically contemplated by Schedule B hereto or any amendment thereof that has been mutually agreed to by the parties) does not conform in all material respects with the description in Schedule B or any amendment thereof that has been mutually agreed to by the parties; (iii) Shares deposited under the Offer have not, for any reason whatsoever, been taken up and paid for on or before the Expiry Time or January 31, 2005, whichever is earlier; (iv) the Offer has been terminated, withdrawn or expires; (v) there shall have been a material breach of any representation or warranty on the part of Purchaser Parent or the Purchaser contained herein; or (vi) there shall have been a material breach of any covenant or agreement on the part of Purchaser Parent or the Purchaser contained herein that, if capable of cure, has not been cured within five business days after written notice thereof;

(d)	by Purchaser Parent and the Purchaser, when not in default in the performance of their material obligations under this Agreement, if: (i) any condition of the Offer has not been satisfied or waived on or before the Expiry Time; (ii) any representation or warranty on the part of the Company contained herein that is qualified by a reference to a Material Adverse Effect or materiality or words of similar import is not true and correct in all respects, (iii) any representation or warranty on the part of the Company contained herein that is not so qualified is not true and correct in all material respects, (iv) any covenant to be performed by the Company and/or any of its Subsidiaries under this Agreement that is qualified by a reference to a Material Adverse Effect or materiality or words of similar import shall not have been so performed in all respects and that, if capable of cure, has not been so performed in all respects within five business days after written notice of non-performance or (v) any covenant to be performed by the Company and/or any of its Subsidiaries under this Agreement that is not so qualified shall not have been so performed in all material respects and that, if capable of cure, has not been so performed in all material respects within five business days after written notice of non-performance; and

(e)	by the Company, if (i) the Board approves or recommends a Superior Proposal in compliance with the provisions of Section 4.4, (ii) the Company has complied in all respects with its obligations under Section 4.4 and (iii) prior to such termination it has paid the Termination Fee to the Purchaser in accordance with Section 5.3;

(f)	by Purchaser Parent or the Purchaser, if, prior to the Expiry Time, the Board shall for any reason have withdrawn its recommendation in favour of the Offer or changed its recommendation in a manner adverse to the Purchaser or that has substantially the same effect as the withdrawal thereof, or shall have approved or recommended acceptance of any Superior Proposal;

(g)	by Purchaser Parent and the Purchaser, if, prior to the Expiry Time, the Company enters into an agreement related to any Superior Proposal;

(h)	by Purchaser Parent and the Purchaser, if, prior to the Expiry Time, the Board shall have failed to reaffirm its recommendation of the Offer by press release within three business days after the public announcement or commencement of any Transaction Proposal (or in the event that the Offer is scheduled to expire within such five business day period, prior to the scheduled Expiry Time); or

(i)	by Purchaser Parent and the Purchaser, if, prior to the Expiry Time, any of the Company’s covenants in Section 4.4 shall not have been performed in all respects.

5.2      Effect of Termination

         In the event of the termination of this Agreement pursuant to Section 5.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or their respective shareholders, officers or directors except as expressly provided herein and; provided, however, that nothing herein shall relieve any party from liability for any breach of any provision of this Agreement that occurred on or before the date of such termination. Notwithstanding the foregoing, if this Agreement is terminated the Company’s obligations to the Purchaser pursuant to Section 5.3 and obligation(s) that explicitly survive termination of this Agreement by their terms shall continue in full force and effect. The termination of this Agreement shall not affect the obligations of the parties under the Confidentiality Agreement.

5.3      Fees and Expenses

         The Purchaser shall be entitled to a termination fee in the amount of $2,250,000 (the “Termination Fee”), upon the occurrence of any of the following events (each a “Termination Fee Event”) which shall be paid to the Purchaser by the Company within the period of time specified in respect of each such Termination Fee Event (provided there shall be no duplication of the Company’s obligation to pay the Termination Fee under this Section 5.3) if:

(a)	prior to the Expiry Time, this Agreement is terminated pursuant to Sections 5.1(f), (g), (h), or (i), in which case the Termination Fee shall be paid to the Purchaser on or prior to the first business day following such termination;

(b)	prior to the Expiry Time, this Agreement is terminated pursuant to Section 5.1(e), in which case the Termination Fee shall be paid to the Purchaser prior to such termination; or

(c)	(i) prior to the Expiry Time, a Transaction Proposal shall have been publicly announced or any Person shall have publicly announced (or otherwise indicated to the Company or any of its directors, officers or authorized agents or representatives) an intention to make a Transaction Proposal, (ii) the Offer shall not have been completed, (iii) either (A) the Minimum Condition shall not have been met (other than due to an event that would give rise to a right to terminate this Agreement pursuant to Section 5.1(b)) or (B) Purchaser Parent and the Purchaser shall have terminated this Agreement pursuant to Section 5.1(d)(iv) or 5.1(d)(v), and (iv) the Company shall have entered into an agreement related to, or any Shares have been acquired under, such Transaction Proposal or any other Transaction Proposal which is publicly announced within the 12 month period following the Expiry Time, in which case the Termination Fee shall be paid to the Purchaser on the first business day following the completion of any such Transaction Proposal.

Except as provided above, if the Purchaser terminates this Agreement pursuant to Section 5.1(d), the Company shall (without prejudice to any other remedy the Purchaser may have in the circumstances) reimburse the Purchaser’s reasonable out-of-pocket expenses (including reasonable fees and disbursements of legal counsel), which expenses shall not exceed $600,000, in the aggregate (the “Expense Reimbursement”); provided that no Expense Reimbursement shall be payable on termination of this Agreement by the Purchaser pursuant to Section 5.1(d)(i) if, at the time of termination, a Material Adverse Effect shall not exist or have occurred. The Termination Fee and the Expense Reimbursement shall be paid by the Company by way of certified cheque or wire transfer in immediately available funds to an account specified by Purchaser Parent or the Purchaser.

5.4      Waiver

         At any time prior to the Effective Time, any party hereto may: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto that are for the benefit of such party; and (c) waive compliance with any of the agreements or conditions contained herein that are for the benefit of such party. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE VI
GENERAL PROVISIONS

6.1      Non-Survival of Representations, Warranties and Agreements

         The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 5.1, as the case may be, except as set forth in Section 5.2, and no claim or recourse may be instituted after such termination date by any party hereto for breach of a representation or warranty made herein. The only recourse of Purchaser Parent or the Purchaser in respect of a breach by the Company of the representations and warranties contained in Article III  is the termination of the Agreement and the payment of fees as provided in Section 5.3.

6.2      Third Party Beneficiaries

         Notwithstanding anything else in this Agreement, the provisions of Section 4.10 shall survive the consummation of the transactions contemplated by this Agreement after the Effective Time and are (i) intended to be for the benefit of, and shall be enforceable by, each of the employees, officers and directors of the Company and their respective heirs and representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

6.3      Notices

         Any notice, direction or other instrument required or permitted to be given hereunder shall be in writing and given by delivering or sending it by telecopy or other similar electronic form of communication confirmed by overnight courier addressed:

(a)	if to Purchaser Parent or the Purchaser:

c/o Kronos Incorporated
297 Billerica Road
Chelmsford, MA 01824
USA
Attention:	Paul Lacy, Executive Vice President and Chief Financial and Administrative Officer
Telephone No.:	978-947-4944
Telecopier No.:	978-256-5896
and
Attention:	Alyce Moore, Vice President and General Counsel
Telephone No.:	978-947-4905
Telecopier No.:	978-367-5909

with a copy to Purchaser Parent's and the Purchaser's counsel:

McCarthy Tetrault LLP
1170 Peel Street
Montreal, QC H3B 4S8
Canada
Attention:	Peter S. Martin and Benjamin H. Silver
Telephone No.:	514-397-4100
Telecopy No.:	514-875-6246

(b)	if to the Company, addressed as follows :

AD OPT Technologies Inc.
3535 Queen Mary Road, Suite 650
Montreal, QC H3V 1H8
Canada
Attention:	Mark E. Burton, President and Chief Executive Officer
Telephone No.:	514-345-0580
Telecopy No.:	514-345-8734

with a copy to the Company's counsel:

Stikeman Elliott LLP
1155 Rene-Levesque Boulevard West
Suite 4000
Montreal, QC H3B 3V2
Attention:	Pierre Raymond and Steeve Robitaille
Telephone No.:	514-397-3000
Telecopy No.:	514-397-3222

Any such notice, direction or other instrument given as aforesaid shall be deemed to have been effectively given, if sent by telecopier or other similar electronic form of communication on the business day such transmission is received if received during regular business hours or, if not sent during regular business hours, on the next business day or, if delivered, to have been received on the date of such delivery if delivered during normal business hours or, if not delivered during regular business hours, on the next business day. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the party at its changed address. Failure to send or deliver a copy of a notice to any of the counsel required to be provided with a copy of such notice by this Section shall invalidate such notice.

6.4      Rules of Construction

         The words “included”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The defined terms herein shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun or possessive shall include the corresponding masculine, feminine and neuter forms. All references herein to “Articles”, “Sections,” “Exhibits,” and “Schedules” shall be deemed to be references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. All Exhibits and Schedules attached hereto shall be deemed incorporated herein as if set forth in full herein and, unless otherwise defined therein, all terms used in any Exhibit or Schedule shall have the meaning ascribed to such term in this Agreement. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise expressly provided, wherever the consent of any Person is required or permitted herein, such consent may withheld in such Person’s sole discretion. Unless otherwise expressly provided herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Any reference herein to delivering documents to the Purchaser, documents being provided to the Purchaser or making documents available to the Purchaser shall be deemed to be satisfied if such documents have been delivered, provided or made available to Purchaser Parent or the Purchaser or any of their respective directors, officers or authorized employees, agents or representatives (including their counsel or financial advisor) by actual delivery or being placed in the Company’s online data room at or prior to the execution hereof or any of the Company’s physical data rooms at or prior to the last time at which an authorized employee, agent or representative (including counsel or financial advisors) of Purchaser Parent or the Purchaser was present in such physical data room.

6.5      Severability

         If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

6.6      Entire Agreement; Assignment

         This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of Law or otherwise, except that Purchaser Parent or the Purchaser may assign all or any of its rights and obligations hereunder to any direct or indirect wholly-owned Subsidiary of Purchaser Parent; provided however that no such assignment shall relieve Purchaser Parent or the Purchaser of its obligations hereunder if such assignee does not perform such obligations. At any time prior to the Effective Time, at Purchaser Parent’s request, the Company shall contribute assets identified by Purchaser Parent to a newly formed Subsidiary or Subsidiaries of the Company on a tax-free basis, but only to the extent such contribution would not reasonably be expected to have a Material Adverse Effect if the Offer is not completed and with Purchaser Parent bearing the costs of such contribution (and, if the Offer is not completed, the Company is not in default in the performance of its material obligations under this Agreement, and the Company thereafter elects to unwind such contribution, the costs of such unwinding). Purchaser Parent’s obligations pursuant to the preceding sentence shall survive termination of this Agreement.

6.7      Time

         Time shall be of the essence of this Agreement.

6.8      Currency

         All sums of money referred to in this Agreement shall mean Canadian funds.

6.9      Amendments

         This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

6.10      Counterparts

         This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of the counterparts may be effected by means of a telecopied transmission. This Agreement may be executed by facsimile signature, and execution thereby will constitute an original hereof.

6.11      Governing Law

         This Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein.

6.12      Submission to Jurisdiction

         The parties hereto irrevocably submit to the nonexclusive jurisdiction of the courts of the Province of Quebec solely in respect of the interpretation and enforcement of the provisions of this Agreement, and in respect of the transactions contemplated herein, and hereby waive, and agree not to assert, as a defence in any action for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that final judgment in any suit, action or proceeding brought in such a court shall be conclusive and binding upon the parties and may be enforced in any other court of the jurisdiction of which a party is subject by a suit upon such judgment, provided that service of process is effected upon the parties in a manner permitted by Law; provided, however, that the parties do not waive, and the foregoing provisions of this clause shall not constitute or be deemed to constitute a waiver of, (i) any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment or (ii) any stay of execution or levy pending an appeal front, or a suit, action or proceeding for reconsideration or review of, any such judgment.

6.13      Remedies

         The parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching party will also be entitled, without the requirement of posting a bond or other security, to such equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

6.14      Public Statements

         Prior to the termination of this Agreement, none of Purchaser Parent, the Purchaser or the Company or their respective directors, officers, employees or representatives shall make any public statement or announcement with respect to the Offer or this Agreement that is inconsistent with the terms and conditions of the Offer or this Agreement. Prior to the termination of this Agreement, all press releases and other public disclosures with respect to this Agreement shall require the approval of Purchaser Parent and the Company, unless otherwise required by Law.

(Signature Page Follows)

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective duly authorized officers.

4246659 CANADA INC.
By: /s/ Paul Lacy
Name: Paul Lacy
Title: Chief Financial Officer
KRONOS INCORPORATED
By: /s/ Paul Lacy
Name: Paul Lacy
Title: Chief Financial Officer
AD OPT TECHNOLOGIES INC.
By: /s/ Mark E. Burton
Name: Mark E. Burton
Title: President and Chief Executive Officer
By: /s/ Austin P. Page
Name: Austin P. Page
Title: Chairman of the Board of Directors

SCHEDULE A

DEFINITIONS

1.	“affiliate” has the meaning ascribed thereto in the CBCA;

2.	“associate” has the meaning ascribed thereto in the CBCA;

3.	“Board” has the meaning ascribed thereto in the Recitals;

4.	“business day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in Montreal, Quebec, Canada are authorized or required by Law, regulation or executive order to close;

5.	“business hour” shall mean any hour between the hours of 9:00 a.m. and 5:00 p.m. during a business day;

6.	“CBCA” means the Canada Business Corporations Act;

7.	“Canadian generally accepted accounting principles” shall mean the generally accepted accounting principles in Canada from time to time approved by the Canadian Institute of Chartered Accountants;

8.	“Common Shares” means the common shares in the capital of the Company;

9.	“Company Leases” has the meaning ascribed thereto in Section 3.10(b);

10.	“Compulsory Acquisition” means the acquisition by the Purchaser, pursuant to Part XVII CBCA, of the remainder of the Shares not tendered to the Offer;

11.	“Confidentiality Agreement” has the meaning ascribed thereto in Section 4.3;

12.	“Contaminant” means any substance, matter, waste, contaminant, pollutant, hazardous, deleterious or toxic substance, material or waste, petroleum, petroleum-based substance, special waste, dangerous good or any constituent of any such substance, matter, waste or material, regulated or defined under any Environmental Law;

13.	“Credit Facilities” means those certain credit facilities granted by the Royal Bank of Canada as lender in favour of the Company and 3911357 Canada Inc. as borrowers provided under the terms of a credit agreement dated February 11, 2003, as amended by a letter agreement dated January 13, 2004 and accepted on February 2, 2004;

14.	“Data Room” means the documents made available to the Purchaser or its financial and legal advisors in the data room located at the Montreal office of Stikeman Elliott LLP;

15.	“Directors’ Circular” has the meaning ascribed thereto in Section 1.2(b);

16.	“Effective Time” has the meaning ascribed thereto in Section 4.1;

17.	“Employee Benefit Arrangement” means any employee benefit plan, program, policy, practices, or other arrangement providing benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee benefit plan whether individually negotiated or applicable to only one person, or to all the employees and any bonus, incentive, deferred compensation, sick leave, salary continuation for disability, workers’ compensation, retirement plan, group RRSP, vacation, share purchase, share option, severance, indemnity in lieu of notice, employment, consulting, change of control or fringe benefit plan, program or policy other than government sponsored health insurance, government sponsored prescription drugs, government sponsored workers’ compensation or government sponsored employment insurance plans or programs;

18.	“Employment Agreement” means a contract, offer letter or agreement of the Company or any of its Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee or consultant pursuant to which the Company or any of its Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services;

19.	“Environmental Law” means all Laws and agreements with Governmental Entities relating to or addressing, in whole or in part, the environment or its protection or health and safety, including Environmental Permits;

20.	“Environmental Permits” means all permits, certificates, licenses, certificates of authorization, approvals, consents, registrations and other authorizations required or issued under Environmental Laws;

21.	“Expiry Time” has the meaning ascribed thereto in Schedule B;

22.	“Financial Statements” has the meaning ascribed thereto in Section 3.6(b);

23.	“Government Contracts” has the meaning ascribed thereto in Section 3.22;

24.	“Governmental Entity” has the meaning ascribed thereto in Section 2.4;

25.	“Indebtedness” has the meaning ascribed thereto in Section 3.11(c);

26.	“Instruments of Indebtedness” has the meaning ascribed thereto in Section 3.11(a);

27.	“Intellectual Property” has the meaning ascribed thereto in Section 3.14(c);

28.	“ITCs” has the meaning ascribed thereto in Section 3.15(e);

29.	“knowledge,” “knows,” “known,” and words of similar import mean, with respect to the Company, the actual knowledge of the Senior Officers of the Company, after due inquiry with the officer responsible for the matter being represented;

30.	“Law” means any federal, state, provincial, territorial, local, municipal, foreign or supranational law, statute, ordinance, code, rule, regulation, by-law, order, judgment, decree, stipulation, writ, injunction, award, permit, policy, guideline, directive, decision order in counsel or license;

31.	“Leased Premises” has the meaning ascribed thereto in Section 3.10(b);

32.	“Licensed Intellectual Property” has the meaning ascribed thereto in Section 3.14(c);

33.	“Liens” has the meaning ascribed thereto in Section 3.2(b);

34.	“Material Adverse Effect” means any change, effect, occurrence, state of facts, matter, condition, event or development which individually or in the aggregate is, or could reasonably be expected to result in, have, or represent, a material adverse effect or material adverse change (or any change, effect, occurrence, state of facts, matter, condition, event or development involving a prospective material adverse change) on or in (i) the business, affairs, operations, assets, capitalization, financial condition, rights, results of operations, or liabilities (including without limitation any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), whether contractual or otherwise, of the Company and its Subsidiaries considered as a whole, (ii) the ability of the Purchaser to operate the business of the Company and each of its Subsidiaries immediately after the Effective Time in materially the same manner as operated on the date hereof, or (iii) the ability of the Company to perform its obligations hereunder or consummate the transactions contemplated herein, in each case other than any matter, condition, event, development, or action relating to (A) the global or North American economy including general, political, financial or economic conditions or securities markets in general or (B) the announcement or pendency of the transactions contemplated hereby;

35.	“Material Contracts” has the meaning ascribed thereto in Section 3.11(a);

36.	“Material Employment Agreement” means an Employment Agreement pursuant to which the Company or any of its Subsidiaries has or could have any obligation to provide compensation and/or benefits (including without limitation indemnity in lieu of notice, change of control awards and severance pay or benefits) in an amount or having a value in excess of $100,000 per year or $400,000 in the aggregate;

37.	“Offer” has the meaning ascribed thereto in Section 1.1(a);

38.	“Offer Deadline” has the meaning ascribed thereto in Section 1.1(a);

39.	“Offer Documents” has the meaning ascribed thereto in Section 1.1(b);

40.	“Open Source Materials” has the meaning ascribed thereto in Section 3.14(i);

41.	“Other Filings” has the meaning ascribed thereto in Section 3.17;

42.	“Owned Intellectual Property” has the meaning ascribed thereto in Section 3.14(a);

43.	“Patent Applications” has the meaning ascribed thereto in Section 3.14(a);

44.	“Permits” has the meaning ascribed thereto in Section 3.16(a);

45.	“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other legal entity;

46.	“Proposed Agreement” has the meaning ascribed thereto in Section 4.4(e);

47.	“QSA” means the Securities Act (Quebec);

48.	“Registered Intellectual Property” has the meaning ascribed thereto in Section 3.14(a);

49.	“Release” means release, spill, emission, leaking, pumping, injection, deposit, disposal, dumping, issuance, migration, flowing, seeping, leaching or discharge of a Contaminant into the environment, including through or in the air, soil, surface water or groundwater;

50.	“Reports” has the meaning ascribed thereto in Section 3.6(a);

51.	“Returns” has the meaning ascribed thereto in Section 3.15(a)(ii);

52.	“Securities Authorities” has the meaning ascribed thereto in Section 1.1(b);

53.	“Securities Laws” has the meaning ascribed thereto in Section 1.1(b);

54.	“Senior Officers of the Company” means the President and Chief Executive Officer of the Company and the Vice-President, Finance and Chief Financial Officer of the Company;

55.	“Share Capital” means any shares of share capital, any partnership or membership interests or any other equity or voting interests;

56.	“Shareholders” has the meaning ascribed thereto in Section 1.1(b);

57.	“Shares” has the meaning ascribed thereto in the Recitals to this Agreement;

58.	“Significant Independent Contractor” has the meaning ascribed thereto in Section 3.13(a);

59.	“Subsequent Acquisition Transaction” means an amalgamation, statutory arrangement or other transaction for the purposes of enabling the Purchaser to acquire all of the Shares not deposited under the Offer;

60.	“Subsidiary” means, with respect to a Person, any corporation, partnership, joint venture or other legal entity (a) of which such Person beneficially owns, directly or indirectly, fifty percent (50%) or more of the share or other equity interests of such entity, (b) of which securities or other ownership interests having ordinary voting power to elect or designate a majority of the board of directors or other Persons performing similar functions are at the time owned, directly or indirectly, by such Person or (c) that does not have a board of directors or other Persons performing similar functions in which such Person owns, directly or indirectly, general partnership interests, management rights or other interests that permit such Person, or any Subsidiary of such Person, to manage the business and affairs of such entity without the affirmative approval of any other Person;

61.	“Superior Proposal” has the meaning ascribed thereto in Section 4.4(a);

62.	“Taxes” has the meaning ascribed thereto in Section 3.15(a)(i);

63.	“Tax Legislation” has the meaning ascribed thereto in Section 3.15(e);

64.	“Termination Fee” has the meaning ascribed thereto in Section 5.3;

65.	“Termination Fee Event” has the meaning ascribed thereto in Section 5.3;

66.	“Transaction Proposal” means any take-over bid, tender offer or exchange offer other than the Offer (which bid or offer, solely for purposes of Section 4.4(c), is for at least a majority of the outstanding Shares on a fully diluted basis), merger, amalgamation, plan of arrangement, reorganization, consolidation, business combination, reverse take-over, sale of assets (other than in the ordinary course of business consistent with past practice), sale of securities (other than pursuant to the exercise of currently outstanding options and share purchase plans), recapitalization, liquidation, dissolution, winding-up or similar transaction involving the Company; and

67.	“Voting Debt” has the meaning ascribed thereto in Section 3.2(a).

SCHEDULE B

TERMS OF THE OFFER

1.      General Terms.

         The Offer shall be made by a circular bid to all shareholders and prepared in compliance with the QSA and other applicable provincial securities laws. The Offer shall be open for 35 days from the date the Offer is mailed to the Shareholders subject to the right of the Purchaser to extend the period during which Shares may be deposited under the Offer or such longer period as may be required to satisfy all of the conditions set forth in paragraph 3 below (the “Expiry Time”).

         Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment, and take up and pay for, all Shares of the Company deposited and not withdrawn under the Offer as soon as the Purchaser is permitted to do so under applicable securities Laws.

         Unless the Offer is withdrawn, Shares may be deposited pursuant to the Offer at any time prior to the close of business on the date of the first take-up of or payment for Shares. Any Shares deposited pursuant to the Offer may be withdrawn until taken up and paid for. In the event that the requirement set forth in clause 3(a) of this Schedule B is satisfied, other than if 90% or more of the Shares on a fully diluted basis have been validly deposited under the Offer and not withdrawn, the Purchaser will make a public announcement of that fact and the Offer will remain open for deposits and tenders of Shares for not less than 10 business days from the date of such public announcement.

         The Purchaser shall have the right to vary the terms of the Offer only to effect one or more of the following:

(a)	increase the consideration offered for the Shares;

(b)	extend the period during which Shares may be deposited to the Offer;

(c)	waive any condition of the Offer; and

(d)	comply with applicable Securities Laws.

2.      Price of the Offer.

       The Offer shall be $6.25 per Share.

3.      Conditions of the Offer.

         Notwithstanding any other provision of the Agreement or of the Offer and subject to applicable Law, the Purchaser shall have the right to withdraw or terminate the Offer (or amend the Offer to postpone taking up and paying for any Shares deposited under the Offer), and shall not be required to accept for payment, take-up, purchase or pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Purchaser at or prior to the Expiry Time:

(a)	there shall have been validly deposited under the Offer and not withdrawn at least 66 2/3% of the Shares on a fully diluted basis (the “Minimum Condition”);

(b)	there shall not exist or have occurred any Material Adverse Effect;

(c)	all government or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities) that are necessary to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Purchaser, acting reasonably;

(d)	(i) no judgment or order shall have been issued by any Governmental Entity; (ii) no action, suit or proceeding shall have been taken by any Governmental Entity; and (iii) no Law, regulation or policy shall have been, enacted, promulgated or applied or shall exist:

(A)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the making of the Offer, including any requirement to change or increase the consideration to be paid in the Offer from that set forth in Section 2 of this Schedule B, or the purchase by or the sale to the Purchaser of the Shares or the right of the Purchaser to own or exercise full rights of ownership of the Shares;

(B)	which, if the Offer was consummated, could have a Material Adverse Effect or materially adversely affect the Purchaser’s ability to complete a Compulsory Acquisition or a Subsequent Acquisition Transaction; and

(e)	(i) all representations and warranties of the Company contained in the Agreement that are qualified by a reference to a Material Adverse Effect or materiality or words of similar import shall be true and correct in all respects, (ii) all representations and warranties that are not so qualified shall be true and correct in all material respects, (iii) the Company shall have performed in all respects all covenants to be performed by it under the Agreement at or prior to the Effective Time that are qualified by a reference to a Material Adverse Effect or materiality or words of similar import and (iv) the Company shall have performed in all material respects all covenants to be performed by it under the Agreement at or prior to the Effective Time not so qualified, and (v) the Purchaser shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company to the effect of the foregoing.

         The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to any such assertion or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion, without prejudice to any other rights which the Purchaser may have. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described in the foregoing conditions shall be final and binding on all parties.